As filed with the Securities and Exchange Commission on December [9], 2002
                                                   Registration No. 333 - 100216
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                    FOR AMERICAN DEPOSITARY SHARES EVIDENCED
                         BY AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                                 TeliaSonera AB
                         (formerly known as "Telia AB")
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                                     Sweden
            (Jurisdiction of incorporation or organization of issuer)

                          -----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                        Telia International Carrier, Inc.
                      10780 Parkridge Boulevard, Suite 300
                             Reston, Virginia 20191
                                 (713) 546-4000
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                          -----------------------------

                                   Copies to:
     Petri Haussila, Esq.                           Herman H. Raspe, Esq.
       White & Case LLP                     Patterson, Belknap, Webb & Tyler LLP
         Etelaranta 14                           1133 Avenue of the Americas
      FIN-00130 Helsinki                          New York, New York 10036
            Finland

                          -----------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                          -----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each               N/A                   N/A                  N/A                   N/A
representing five (5) ordinary
shares, nominal value SEK 3.20 per
share, of TeliaSonera AB
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt - Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt - Upper right corner.
            one American Depositary Share

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt - Paragraph (16)
            securities                                             and (17).

     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (14).

     (iv)   The transmission of notices, reports and proxy         Face of Receipt - Paragraph (13);
            soliciting material                                    Reverse of Receipt - Paragraph (16).

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraphs (3) and (6);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (14), (16) and (18).

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (22) and (23) (no
            agreement                                              provision for extensions).

     (viii) Rights of holders of Receipts to inspect the           Face of Receipt - Paragraph (13).
            transfer books of the Depositary and the list of
            holders of Receipts

     (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4), (5),
            the underlying securities                              (6), (7), (9) and (10).

     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

     (xi)   Fees and charges which may be imposed directly or      Face of Receipt - Paragraph (10).
            indirectly on holders of Receipts

Item 2.     AVAILABLE INFORMATION                                  Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among TeliaSonera AB (formerly known as "Telia AB"), (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed as Exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-100216), previously filed with the Commission on October 1, 2002.

      (e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages to the Registration Statement on Form F-6 (Reg. No. 333-100216), previously filed with the Commission on October 1, 2002.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the form of Deposit Agreement, by and among TeliaSonera AB, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of December, 2002.

                                    Legal entity created by the form of Deposit
                                    Agreement for the issuance of American
                                    Depositary Receipts evidencing American
                                    Depositary Shares, each representing five
                                    (5) ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ----------------------------------------
                                        Name:  Susan A. Lucanto
                                        Title: Vice President

                                   SIGNATURES
                                   ----------

      Pursuant to the requirements of the Securities Act of 1933, as amended, TeliaSonera AB certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Stockholm, Sweden, on December 9, 2002.

                                    TELIASONERA AB
                                    (formerly known as "Telia AB")


                                    By: /s/ Anders Igel
                                        ----------------------------------------
                                        Name:  Anders Igel
                                        Title: President and Chief Executive
                                               Officer


                                    By: /s/ Kim Ignatius
                                        ----------------------------------------
                                        Name:  Kim Ignatius
                                        Title: Chief Financial Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Anders Igel and Jan Henrik Ahrnell to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post-Effective Amendment No. 1 to Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 9, 2002.

Signature                              Title
---------                              -----


/s/ Anders Igel                        President and Chief Executive Officer
----------------------------------     (Principal Executive Officer)
Name:  Anders Igel


/s/ Kim Ignatius                       Chief Financial Officer
----------------------------------     (Principal Financial Officer and
Name:  Kim Ignatius                    Principal Accounting Officer)


                                       Chairman of the Board of Directors
----------------------------------
Name:  Tapio Hintikka


/s/ Lars-Eric Petersson                Deputy Chairman of the Board of Directors
----------------------------------
Name:  Lars-Eric Petersson


/s/ Carl Bennet                        Member of the Board of Directors
----------------------------------
Name:  Carl Bennet


/s/ Ingvar Carlsson                    Member of the Board of Directors
----------------------------------
Name:  Ingvar Carlsson


                                       Member of the Board of Directors
----------------------------------
Name:  Eva Liljebom

Signature                              Title
---------                              -----


/s/ Caroline Sundewall                 Member of the Board of Directors
----------------------------------
Name:  Caroline Sundewall


                                       Member of the Board of Directors
----------------------------------
Name:  Roger Talermo


                                       Member of the Board of Directors
----------------------------------
Name:  Tom von Weymarn


/s/ Berith Westman                     Member of the Board of Directors
----------------------------------
Name:  Berith Westman


/s/ Elof Isaksson                      Member of the Board of Directors
----------------------------------
Name:  Elof Isaksson


                                       Member of the Board of Directors
----------------------------------
Name:  Yvonne Karlsson

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITES STATES

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Telia AB, has signed this registration statement on December 9, 2002.


/s/ Brian McHugh                       Authorized Representative in the U.S.
----------------------------------
Name:  Brian McHugh

                                Index to Exhibits
                                -----------------

                                                                  Sequentially
Exhibit                Document                                   Numbered Page
-------                --------                                   -------------

(a)                    Form of Deposit Agreement

(e)                    Certificate under Rule 466